Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND IT’S SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,120	$1,875
Restricted bank deposits	130	242
Trade receivables (net of allowance for doubtful accounts of $64 and $123 at June 30, 2022 and December 31 2021, respectively)	10,039	9,209
Other accounts receivable and prepaid expenses	1,324	977
Inventories	5,618	5,567

Total current assets	18,231	17,870

NON-CURRENT ASSETS:
Long-term assets	160	150
Property and equipment, net	1,373	1,097
Operating lease right-of-use assets, net	721	944
Intangible assets, net	548	20
Goodwill	4,895	4,676

Total non-current assets	7,697	6,887

Total assets	$25,928	$24,757

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2022	December 31, 2021
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of non-current loans	$573	$740
Operating lease liabilities, current	352	538
Trade payables	6,031	5,200
Employees and payroll accruals	992	996
Deferred revenues	422	917
Advances net of inventory in progress	144	249
Accrued expenses and other liabilities	335	112

Total current liabilities	8,849	8,752

NON-CURRENT LIABILITIES:
Loans, net of current maturities	317	681
Operating lease liabilities, non-current	403	565
Deferred revenues	327	132
Accrued severance pay	249	280

Total non-current liabilities	1,296	1,658

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares: Authorized; 8,000,000 shares at June 30, 2022 and December 31, 2021; Issued and outstanding: 5,701,518 and 5,250,518 shares at June 30, 2022 and December 31, 2021, respectively	84,829	83,835
Additional paid-in capital	989	1,019
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(69,792)	(70,264)

Total equity	15,783	14,347

Total liabilities and shareholders’ equity	$25,928	$24,757

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2022	2021
	Unaudited	Unaudited

Revenues	$21,138	$16,557
Cost of revenues	16,667	13,274

Gross profit	$4,471	$3,283

Operating costs and expenses:
Research and development	87	114
Sales and marketing	2,384	1,929
General and administrative	999	877

Total operating costs and expenses	3,470	2,920

Operating income	1,001	363
Financial expenses, net	(529)	(98)
Income before taxes on income	472	265
Taxes on income	-	(1)
Net income	$472	$264

Basic and diluted net income per share	$0.09	$0.05

Weighted average number of shares used in computing net income per share:
Basic	5,395,175	5,188,341

Diluted	5,437,929	5,365,243

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Six months period ended June 30,
	2022	2021
	Unaudited	Unaudited

Net income	$472	$264
Cash flow hedging instruments:
Change in unrealized gains and losses	-	-
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes	-	-

Other comprehensive gain	-	-

Comprehensive income	$472	$264

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2021	4,391,163	$82,827	$(243)	$(70,715)	$11,869
Issuance of ordinary shares and warrants, net	807,188	1,841	-	-	1,841
Exercise of options into ordinary shares	25,399	59	-	-	59
Share-based compensation expense	-	32	-	-	32
Net income	-	-	-	264	264

Balance as of June 30, 2021 (unaudited)	5,223,750	$84,759	$(243)	$(70,451)	$14,065

Balance as of January 1, 2022	5,250,518	$84,854	$(243)	$(70,264)	$14,347
Issuance of ordinary shares and warrants, net	450,000	911	-	-	911
Exercise of options into ordinary shares	1,000	2	-	-	2
Share-based compensation expense	-	51	-	-	51
Net income	-	-	-	472	472

Balance as of June 30, 2022 (unaudited)	5,701,518	$85,818	$(243)	$(69,792)	$15,783

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2022	2021
	Unaudited
Cash flows from operating activities:

Net income	$472	$264
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	164	121
Interest and exchange rate of loans	(133)	(29)
Severance pay, net	(31)	(35)
Share-based compensation expenses	51	32
Increase in trade receivables, net	(830)	(848)
Decrease (Increase) in other accounts receivable and other long term assets	(357)	255
Decrease (Increase) in inventories	(156)	189
Increase (decrease) in trade payables	831	(39)
Decrease in operating lease liabilities	(124)	(28)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(218)	(380)

Net cash used in operating activities	$(331)	$(498)

Cash flows to investing activities:

Purchase of property and equipment	(394)	(246)
Acquisition of assets (b)	(656)	-

Net cash used in investing activities	$(1,050)	$(246)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months period ended June 30,
	2022	2021
	Unaudited
Cash flows from financing activities:

Proceeds received from issuance units that consist of ordinary shares and warrants, net	913	1,841
Proceeds received from issuance of shares upon options exercised, net	-	59
Proceeds received from loans	-	129
Repayment of loans	(399)	(393)

Net cash provided by financing activities	$514	$1,636

Change in cash and cash equivalents, and restricted cash	(867)	892
Cash, cash equivalents and restricted cash at the beginning of the period	2,117	1,176

Cash, cash equivalents and restricted cash at the end of the period	$1,250	$2,068

Supplementary cash flow activities:

(a) Cash paid during the period for:
Interest	$19	$31

(b) Net cash used to pay for the acquisition of assets (see Note 5):

	March 09, 2022
Goodwill	220
Customer relationship	304
Non-competition	269
	793	*

*	As of June 30, 2022, an amount of 656 was paid in cash.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

A.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation. The Company’s shares are listed on NASDAQ under the ticker BOSC.

B.	As of June 30, 2022, the Company has three operating segments that include Intelligent Robotics, RFID and Supply Chain Solutions.

C.	The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software applications of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma as well as asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers worldwide, mainly in the aerospace and defense industries. BOS-Odem is also a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

D.	On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements.

The global spread of COVID-19 and actions taken in response have caused and may continue to cause disruptions and/or delays in our supply chain, shipments, and caused significant economic and business disruption to our customers and vendors.

The extent of the impact of COVID-19 on our business and results of operations will depend on future developments, which are highly uncertain, including the duration and severity of the outbreak, the effects of subsequent waves of COVID-19, the ability to maintain our supply chain and restrictions on our business and personnel that may be imposed by governmental rules and regulations implemented to contain or treat COVID-19.

Management is monitoring and assessing the impact of the COVID-19 pandemic daily, including recommendations and orders issued by government and public health authorities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2021, were applied consistently in these financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated financial statements, the most significant estimates and assumptions include (i) net realizable value of the inventory, (ii) impairment analysis of goodwill and intangible assets, (iii) allowance for doubtful accounts; and (vi) revenue recognition.

B.	Income per share

The Company computes net income per share in accordance with ASC 260, “Earnings per share”. Basic income per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted income per ordinary share is computed similar to basic income per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net income is reported or if their effect is anti-dilutive.

An amount of 1.2 million and 47,500 weighted average outstanding options and warrants have been excluded from the calculation of the diluted net income per share for the period of six months ended June 30, 2022 and 2021, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive.

C.	Reclassified amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not have material effect on the reported results of operations, shareholder’s equity or cash flows.

D.	Recently issued accounting pronouncements

There are currently no accounting standards that have been issued but not yet adopted that we believe will have a significant impact on our unaudited condensed consolidated financial position, results of operations or cash flows.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2022 have been included. Operating results for the six-month period ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ended December 31, 2022, or any other interim period in the future.

The consolidated balance sheet at December 31, 2021 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2021 included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 31, 2022.

NOTE 4:-	INVENTORIES

Composition:

	June 30, 2022	December 31, 2021
	Unaudited	Audited
Raw materials	$117	$178
Inventory in progress	1,684	1,658
Finished goods	4,405	4,673
Net – advances from customers	(588)	(942)

	$5,618	$5,567

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	GOODWILL AND INTANGIBLE ASSETS, NET

A. Composition:

	June 30, 2022	December 31, 2021	Weighted average amortization period
	Unaudited	Audited
Cost:
Brand name	946	946	4.1
Customer list	2,450	2,450	2.5
Software	111	111	3
Customer relationship	1,032	728	7-8.84
Non-competition	270	-	4
Backlog	117	117

	4,926	4,352
Accumulated amortization and impairments:
Brand name	946	946
Customer list	2,450	2,450
Software	111	111
Customer relationship	731	708
Non-competition	23	-
Backlog	117	117

	4,378	4,332

Amortized cost	$548	$20

B.	Amortization expenses amounting to $45 and $20 were recorded during the period of six months ended June 30, 2022 and the year ended December 31, 2021, respectively.

C.	The changes in the carrying amount of goodwill for the period ended June 30, 2022 are as follows:

Goodwill
Balance as of December 31,2021	4,676
Changes during six months ended June 30, 2022 :
Recognition of goodwill	219
Balance as of June 30, 2022	$4,895

On March 09, 2022, the Company’s RFID division acquired the assets of Dagesh Ltd., which provides inventory counting services in Israel, mainly for retail stores.

In consideration for the acquisition, BOS shall pay NIS 2.3 million (approximately $700) of which NIS 1.5 million was paid at closing, NIS 700,000 was paid in April 2022, and NIS 100,000 shall be paid by March 2023.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

In addition, BOS shall pay to Dagesh, by March 2023:

An earn-out payment of 3%-6% of the revenues of the acquired assets in the 12 months ending February 28, 2023, provided that these revenues are in excess of NIS 2.5 million; and NIS 100,000, subject to the retention of at least 50% of the employees of Dagesh by BOS.

The Company estimates the additional amounts detailed above to be approximately $93. The total cost of the acquisition is estimated at $793.

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $219. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies.

The acquired business operations was determined to be included in the RFID segment.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6– LEASES

We have entered into several non-cancellable operating lease agreements for our offices and vehicles. Our leases have original lease periods expiring between 2022 and 2026. Payments due under such lease contracts include primarily fix payments. We assume renewals in our determination of the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2022
(unaudited)
Operating lease cost:
Vehicles	126
Facilities rent	154
280
Remaining Lease Term
Vehicles	0.09-2.18 years
Facilities rent	0.26-4.26 years

Weighted Average Discount Rate
Vehicles	3.36%
Facilities rent	3.36%

The following is a schedule, by years, of maturities of operating lease liabilities as of June 30, 2022:

June 30, 2022
(unaudited)
Period:
The remainder of 2022	220
2023	289
2024	155
2025	93
2026	39
Total operating lease payments	796
Less: imputed interest	41
Present value of lease liabilities	755

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -	SEGMENTS AND GEOGRAPHICAL INFORMATION

Until December 31, 2019, the Company presented two reportable segments consisting of the Intelligent Robotics and RFID Division segment and the Supply Chain Solutions segment. Commencing January 1, 2020 the Company decided to review its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment. Previous presentation was adjusted to conform to the current presentation.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit. The Company applies ASC 280, Segment Reporting.

a.	Information about the operating segments for the six months ended June 30, 2022 and 2021 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2022:

Revenues	$7,693	$12,873	$572	$-	$21,138

Gross profit	$1,915	$2,575	$(19)	$-	$4,471

Allocated operating expenses	$1,209	$1,585	$271	$-	$3,065

Acquisition expenses	$44				$44

Unallocated operating expenses					$361

Operating Income (loss)	$662	$990	$(290)	$-	$1,001

Financial expenses					$(529)

Net Income before tax	-	-	-	-	$472

Tax on income	-	-	-	-	$-

Net Income	-	-	-	-	$472

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -	SEGMENTS AND GEOGRAPHICAL INFORMATION – Cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
Six months ended June 30, 2021:

Revenues	$6,322	$9,249	$1,036	$(50)	$16,557

Gross profit	$1,553	$1,699	$31	$-	$3,283

Allocated operating expenses	$1,112	$1,148	$336	$-	$2,596

Unallocated operating expenses					$324

Income (loss) from operations	$441	$551	$(305)	$-	$363

Financial expenses	-	-	-	-	$(98)

Net Income before tax	-	-	-	-	$265

Tax on income	-	-	-	-	$(1)

Net Income	-	-	-	-	$264

b.	The following presents total revenues for the six months ended June 30, 2022 and 2021 based on the location of customers:

	June 30,
	2022	2021
	Unaudited

Israel	$16,686	$12,493
Far East	1,536	2,169
India	641	593
Europe	399	250
United States	1,733	1,052
Others	143	-

	$21,138	$16,557

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except for per share prices)

NOTE 8:	SHAREHOLDERS’ EQUITY

a.	In April 2022, a total of 1,000 options were exercised for the amount of $2.

b.	On May 2, 2022, the Company entered into a definitive agreement with several investors for the sale of 450,000 units, each consisting of one ordinary share and one half warrant to purchase an ordinary share, at a unit purchase price of $2.2. The warrants have an exercise price of $2.2 per ordinary share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering with a total gross amount of $990 or $911 net of incremental and direct issuance expenses.

c.	In June 2021, a total of 25,399 options were exercised for the amount of $59.

d.	On March 31, 2021, the Company issued 7,188 ordinary shares (equivalent to $27) to an officer of the Company as a bonus, which was approved by the Board of Directors and shareholders.

e.	On January 4, 2021, the Company entered into a definitive agreement with several institutional investors for the sale of 800,000 units, each consisting of one ordinary share and 0.9 of a warrant to purchase an ordinary share at a combined purchase price of $2.5. The warrants have an exercise price of $2.75 per share and are immediately exercisable into ordinary shares over a five-year term. The sale was made in a registered direct offering with a total gross amount of $2,000 or $1,841 net of incremental and direct issuance expenses.

NOTE 9:	SUBSEQUENT EVENTS

a.	On May 9, 2022, the Company entered into an agreement to purchase 546 square meters of offices, 495 square meters of warehouse space and nine parking spaces in Rishon Lezion. The purchased real estate is part of the facilities leased by BOS in Rishon Lezion. BOS paid NIS 6.5 million (approximately $1.9 million) for this purchase. 10% of the purchase price was paid on signing and the balance on September 1, 2022, on which date ownership of these assets was registered under the name of the Company.